Filed by CVS Corporation
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

FINAL TRANSCRIPT

Conference Call Transcript

CVS - CVS Corporation at 2007 Bank of America Consumer Conference

Event Date/Time: Mar. 13. 2007 / 10:40AM ET

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FINAL TRANSCRIPTT
Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

C O R P O R A T E   P A R T I C I P A N T S

Thomas Ryan
CVS Corporation - Chairman, CEO

Dave Rickard
CVS Corporation - EVP, CFO

P R E S E N T A T I O N

Moderator

I'm going to go quickly, because I know this is a very interesting presentation we're going to have here. I've got to read the public appearance statement. As you are aware, we are required to make a number of conflict of interest related disclosures in connection with our participation in the conference and the companies that we may discuss. If you'd like to review these important disclosures, please pick up the packets containing the public appearance disclosures at the back of the room, and PDF copies are also available. I'm also going to say with CVS, as a lot of the street is, I am currently restricted, so I don't want to have any of my comments taken as a positive or a negative, just to cover my butt here a little bit.

This morning we welcome Thomas Ryan, Chairman and CEO of CVS Corporation. I'm also proud to report that CVS is now the leader in customer service in the Chicago area, as reported by the Chicago newspapers.

CVS reported revenues of over 43 billion in 2006, employs almost 170,000 people in 6,100 stores across the country. It's been pretty active on the M&A front, as people will probably remember, and they are currently digesting Sav-on/Osco, and had a very good tour of the Sav-on stores out on Southern California.

Rolling out the MinuteClinics, working through a well-publicized merger, have a bid on Caremark, and the Company has developed a reputation for innovation with an industry-leading front-end strategy and, then just mentioned, MinuteClinic acquisition and, of course, the potential Caremark merger.

With all that, Mr. Ryan needs little introduction here, and I'm going to leave most of the talking to him. But he's been with CVS for a number of years and really transformed the chain over the last, say, six or seven years into a fairly dominant retailer, not just here in the United States, but I'd say probably globally.

Anyway, with that I'm going to hand it over to Mr. Ryan. Thank you.

Thomas Ryan - CVS Corporation - Chairman, CEO

Thanks, Scott. Okay. I'm going to spend most of my time today talking about the digital photo business [laughter], because I know that's what you're interested in. As Scott said, what I'll do is probably 15, 18 minutes or so, a quick overview of the Company, and then we'll open it up for Q&A, because I know you have a lot of questions to get answered.

Okay, rolling? There you go. Okay, this is the agenda. I'll just talk about where we are from a leadership position in retail pharmacy, talk about some of the trends I see in the pharmacy industry and how we're positioned as a retailer with our PBM. I'll talk about what are some of the drivers of growth, and then obviously the Caremark merger.

I think most of you probably know this. There are 6,200 stores, we're number one in pharmacy sales with 31 billion sales per square foot of 785. As Scott said, we have the MinuteClinics. We have now more MinuteClinics, or more retail clinics than all the others combined. I'll talk a lot about that because I've been in this business -- I've been with CVS 32 years, started as a pharmacist. I have never seen customer service metrics in healthcare like I've seen it in MinuteClinic, and I'll talk a little bit about that.

Our Retail Loyalty Program, ExtraCare, 50 million plus lives, I think -- I know it's helping drive our front-end sales while we manage the margin in our front-end business.

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Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

And then our full service, No. 4 PBM recently referred to as a "puissant" PBM by some of our competitors. I didn't know what that meant, but I'll talk a little bit more about that later.

Here's a -- you've seen this before. Obviously, the industry favorable trends, the aging population. Obviously seniors as we all grow old, we can think about medications you were taking 10 years ago and medications you're taking today. We have a consumer in our store that takes 10 or 12 prescription a year. There's a good chance that next year they'll take 12 or 14 prescription a year.

The specialty business, a huge growth area for our Company and our PBM. You think about what's driving a lot of the costs around healthcare, it's all the specialty diseases, MS, organ transplant, Alzheimer's, etc., etc. So, we're looking to see if we can participate in that size -- in that piece of the healthcare spend. Our specialty business is about $1.5 billion, half of that's retail, half of that's mail. I think there's a big opportunity for us down the road as Congress moves to give a generic pathway to biotech drugs. I don't think that will be to far in the distant future when we'll see that happen.

Obviously, generic conversion is a big opportunity for us, $50 billion of branded products going off patent in the next few years. There will obviously be some pressure on margins around that as people look to reimbursement, but generic -- introduction of generics are good for our industry because they're good for the payer and they're good for the consumer.

And then, obviously, Medicare Part B is a big driver for us. Our advantage, we fill 16% of all the scripts in the U.S. today at retail. We have convenient locations. Scott talked a little bit about that. We focus, really, on pharmacy, health and beauty, and private label products, about 90% of our sales, if you look at that. And those categories are fairly resistant to swings in the economy, whether it's inflation or deflation. People typically don't buy more or less in those categories. So, we've had a pretty predictable path around revenue growth for those categories.

MinuteClinic is a pioneer in the U.S. health industry. We have the former Sav-on stores, as Scott mentioned. As many of you know, we bought the 700 standalone stores, half of those were in the Midwest, which solidified our presence there. The other half were in L.A. and Orange County. They've just been home runs, I'll talk about that probably in more in the Q&A.

But all of the Sav-on/Osco conversions are complete. We grand opened the Chicago stores -- re-grand opened the Chicago stores and the L.A. stores. Customer service -- customer acceptance has been better than we expected. And what we're doing now in the front store is trying to move the mix of sales.

Many of you are familiar with Osco and Sav-on in particular. They have a lot of general merchandise and food sales. I think a lot of it came from their heritage in the food industry. But for the volume of those stores, they under-indexed in healthcare, in beauty care, and private label, all the categories that we do well in. We're shifting to that, we see much better margins in the front-end of the business while we trade off some asparagus sales.

Continued turnaround on the former Eckerd stores. Those of you who have been in Florida and Texas, we couldn't be more pleased with what we've accomplished in Florida and the stores keep ramping up. The comp sales are double our core sales. Obviously, we keep comping against that, but we've a lot of room for opportunity still in the Eckerd stores.

And then organic growth. One -- just pure growth of our core business, because our core business is growing, and our core footprint without the acquisitions. We continue to take share and then we're opening up 100 net new stores a year.

It's our financial performance, you can see fairly good growth from a sales standpoint, compounded growth rate from '03 to '06 of 18%. We're looking at 13 to 15 on a go-forward basis. Basically, that reduced number is due to generic drug introductions.

And you can see diluted EPS of almost 16% over a three-year period, and then ramping up to 20% to 24% over -- in 2007. Once again, this is CVS standalone and basically driven, once again, by generics, continued turnaround of Albertson's, and obviously the Eckerd stores.

This is what we look like for market share growth. We basically in the last four years increased our share 50% in the market. The top number you can see is growth of prescriptions filled over the last few years, and you can see what our total growth has been vis-Ã -vis total chain competitors. So, we clearly are outpacing the competition.

This is where we operate. Scale is obviously important when you think about the markets that we're in. It's obviously difficult for third-party players to leave us out, and we've obviously done that by design. I think it's not important where you are as much as it is to have density. I have

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Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

no desire nor do our management team or our board to be in every state in the U.S. I don't know what that gives you. I think you need to be in states where you can make some money and where you can have density. So, that's kind of how we look when we think about growing our retail stores.

Speaking of the retail stores, we mentioned over the last three years we've opened or acquired 2,400 stores, about 80% of those are in high growth markets, and you can see 60% of our stores are now freestanding, 55 are with drive-throughs. And we've been extending hours in our stores, both in the pharmacy and in the front-end of our stores from a convenience standpoint.

A little bit about the quick on the front-end of our business. Our CVS brand products are exclusive brands. I don't know how many of you have used these. [Kristoff] hair products or Dr. Dover skin products, or the new Life Fitness vitamin program. Those things are only available at CVS. They have 60 points of margin and they're driving the business.

So, when you think about our brand sales, you think about our ExtraCare loyalty products and then you can see what we're doing in comp sales. And I will tell you this, that our regular sales in the front-end of our stores are growing faster than our promotional sales. So, we're doing this the old-fashioned way. We're driving it with bigger rings and more customer traffic. We're not doing it by selling soda below cost, or pop, as they say in the Midwest.

MinuteClinic, I mentioned this earlier. Now we have 155 clinics in 19 states. Since MinuteClinics started, we've seen 750,000 patients, 350,000 of those were last year. Many of you know, we bought MinuteClinic. We had 20% ownership with Bain. I think when you have an ownership and the two owners are conflicted on where they want to take the company, one has to step out, and we decided to buy it. Because we can control the brand, we can control the rate of expansion, we can control the personnel, we can control the hours. And when we put it in corporation, we get the revenue and profit. Big opportunity for us, we believe, around corporation, one, in our PBM business, and two, just generally. We put on in our own office recently and emergency room visits went down.

I don't know if you've seen these, but they're staffed by a nurse practitioner. Nurse practitioners can write prescriptions, they treat primary care illnesses. The average cost is $55 to $60, so think you wake up this morning and you've got a sore throat. You probably all have primary care physicians but you can't get in to see them. So, you go down to MinuteClinic, they treat you, give you a prescription, if necessary, and then you'll be on your way in 20 minutes. Most of this is covered by insurance.

So, the insurance companies love it because, one, you're not going to the emergency room to spend $300, and, two, you love it because you're not going to the emergency room for four hours. So, it's off the charts. It's a little disruptive healthcare initially, bit I think people are accepting it. It's monitored by physicians. If you have a primary care physician, we automatically fax or email all the treatment to you. If you don't have a primary care physician, we recommend one.

So, it's just been completely well received. Interestingly enough, 25% of the people who come in to a MinuteClinic have never been to a CVS store. So, that's obviously another add-on for us. The only one that JAHCO approved. Those of you who don't know, JAHCO-approved is a very important measure. We are approved by the Academy of Pediatrics and Academy of Family Physicians.

Okay. We talked a little bit about the top of mind issues out there. I think all of you know this. This is the deal we have with our best and final offer, exchange ratio of 1.67 shares, a dividend of 750, and then a tender offer for 150 million of our shares at $35 upon close.

And then to just give you some of the numbers, the '08 cash flow is 3 billion plus, diluted EPS accretion in '08, $0.08 to $0.10. In '09, you can see 3.5 billion, and then $0.14 to $0.18 accretion.

The strategic benefits of this are obvious to us. People always question this because, you know, you hear people talk about vertical mergers and they don't really work. This is not really a vertical merger because we own the PBM. We understand this business. It's not like we're getting in, buying a hospital or nursing home. This is a business that we understand. We have a history with PBMs. We have scale on the retail side of our business, we didn't have scale on the PBM side of our business. Now we do.

So, now we're able to focus. Most of the PBMs are focused on product, product-centric companies, now we're going to be a patient-focused company. And I can tell you that the payers are looking for it and asking for it.

On a financial, the financial benefit, $500 million of cost synergies. Integration planning is on the way. We have three groups set up, some with some outside help. Three groups are how do we integrate PharmaCare into Caremark? Caremark has done a lot of these. PharmaCare is relatively small. I don't mean to diminish any integration because there's always risk, but it's relatively straight-forward and it will not involve our DMs, our

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Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

category managers, our warehouses. We can still focus on Sav-on, still focus on our core business and not be disruptive while we integrate PharmaCare into Caremark.

The second piece of the integration team working on synergies. I think anybody who has followed CVS knows that when we give a synergy number we hit it. We've never missed it. In fact, we've exceeded it, and I think those of you who follow Caremark will see the same thing on the Caremark side.

And then lastly a separate team just focused on a go-to-market strategy. How are we going to be different in the marketplace versus stand-alone PBMs? And we have products for sale, we know what we're working on, we know what the customer looks for, and most of those will be in the '08 selling season.

Obviously, the business opportunity. I can tell you this, that since we've announced this, and it seems like a long time ago, I have not had one client, either a PharmaCare or Caremark, and I've been to a number of their clients, that has questioned this merger. They get it. It's going to make it easier for their clients, it's going to make it easier for their customers, and it's going to lower their cost. Think about this. No one is going to have a lower cost structure than this combined company. No one is going to be able to out-cost us in the market when we go.

So, then it's all about, okay, what about service, what about product? And we think we can out-service and out-sell our competition here.

Obviously, the financial stability of this company is $3 billion, I said, in '08 from a cash flow standpoint, so it gives us flexibility. I think that having a balance sheet that's flexible is extremely important obviously in this day and age, but especially in healthcare, because it's shifting dramatically. You're going to see opportunities, whether it's strategic opportunities or opportunities around share buybacks or dividends. But my point is, we won't be constrained. We're going to be constrained for a period of time, obviously, as we put this together. But when you look forward from a credit standpoint, we'll be in pretty good shape.

Our management teams, I think both management teams have a history of producing solid results. Shareholder benefits, I've talked about that already. And then obviously certainty of completion with the FTC and the vote this week.

Just a top level breakdown of the revenue opportunities, revenue synergies. I can assure you that the revenue synergies were built up, one, from our experience and, two, from our discussions with Caremark. These were teams. So, 800 to $1 billion in synergies, half on the PBM side, the other half on the retail side, about 90% of the retail synergies will come from pharmacy.

When you think about the synergy examples, we have -- we do about, I said, $1.5 billion in specialty business, Caremark does about 3.2 billion or so in specialty. So, we have a combined specialty business that's, what, $4.5 billion, $5 billion, that has retail stores because our clinics, and then has a mail presence.

A lot of the specialty business in the country still goes through retail stores. It doesn't all go through specialty stores. What happens is, someone will come in for an organ transplant drug or MS drugs, and we will get it and fill it one time, and then that patient goes somewhere else, because, quite honestly, it's tough for our pharmacist in our main stores to be able to deal with those patients. There's about $3 billion of that out there. All we have to do is keep 10% for 350 million that we keep, that we say okay, we can service you now because Caremark has a more robust disease management program. They have a mail order program, they have call centers. They have things that PharmaCare just didn't have because we didn't make those investments in that particular line.

Retail mail conversion, 20% to 30% of the people who get mail would rather have it at retail. So, put yourself in this position. You're a mail customer, m-a-i-l, and you are down in Florida and you forgot to order your prescriptions, now what do you do? Well, you call PBM and they say, well, we'll try to get something to you. Well, now you can go into any CVS store and get it. Or, if you want your 90-day prescription and you want to pick it up in the store the first month of every quarter because you're coming into the store, you can save on mail -- on postage, you can do that.

So, once again, this is about - I got kind of dinged a little when I talked about we're agnostics and where the customer wants it. We are, because the customer should get it when and how they want it. We are not agnostic to the payer. The payer will still pay the lowest cost.

So, the issue of making it easy for the customer, front store offers we can do, obviously, with our 50 million ExtraCare cardholders will be in the hands of Caremark's clients. We can do mailings on disease management. So, there's a number of things we can do that obviously some others can't.

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FINAL TRANSCRIPT
Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

Having said that, I want to point this out that PharmaCare has 55,000 pharmacies in their network, okay? We own PharmaCare. This is not about driving all the business to CVS stores, I want to make that clear. We would not be competitive as a PBM if all we had was CVS stores. Just like WHI wouldn't be competitive if they just had Walgreen stores, or Long's.

So, all stores are in this. We want all stores to be competitive, because it will make our PBM more competitive. We think we're going to be able to have a leg up and if the consumer has to choose between a corner, they'll choose us because of some of the opportunities we can get. We know we get a disproportionate share of the business.

And then, these are the -- I think this is pretty straight-forward that we get the immediate benefits of -- the financial benefits. We've got a short close, we've got the strategic benefits, the clients have been supportive. Obviously, the Express Scripts offer was highly conditional, was uncertain, and quite honestly, I think it was a disrupt -- they were trying to distract and disrupt.

This is not the first time a hostile has been done. There's kind of a game plan you follow with a hostile. We had a merger agreement. You could have done it differently, they decided not to. So, I think it's a situation where they felt they might be marginalized from a competitive standpoint, and they were trying to distract. And I think the judge -- Judge Chandler in Delaware finally agreed with that.

So, it's interesting that you can do a $26 billion offer without due diligence, but you can't up it without due diligence. I don't quite get that.

So, at the end of the day, we think this is obviously the right thing for our shareholders. We think it's the right thing for Caremark shareholders. We think strategically it's the right way to go. Consumer-driven healthcare is where this business is headed. Our core business is strong, our Sav-on/Osco business continues to grow, our Eckerd business continues to grow. When we put this combination together, we think -- we think it's going to obviously turbo-charge our stock, when you think about it from a growth standpoint. That's obviously why we did the tender with a premium. We feel that confident about it.

So, with that, I will stop and open it up for questions.

Moderator

Great. As we're getting organized here, I don't want to be remiss to introduce the big guy over here, Dave Rickert --

Dave Rickard - CVS Corporation - EVP, CFO

Thanks a lot.

Moderator

-- I know everyone was very pleased to hear that he's extended with CVS until 2010, did I get that right?

Dave Rickard - CVS Corporation - EVP, CFO

Four more years.

Moderator

Four more years, whatever that is. Is that right? So, with that, I'll see if microphones are ready and we'll fire away with some questions here.

Q U E S T I O N   A N D   A N S W E R

Moderator

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Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

I'll start a little bit.

Unidentified Audience Member

[Inaudible - microphone inaccessible]

Dave Rickard - CVS Corporation - EVP, CFO

What we've said on that is the first year it will be slightly lower than average because of the start-up costs involved in getting that margin, but it will be positive and that in year two it will be about average for the pharmacy part of our business.

Unidentified Audience Member

Also, the $3 billion to $3.5 billion of cash flow, is that operating free cash flow, or how do you define that generally?

Dave Rickard - CVS Corporation - EVP, CFO

That is net cash flow as we always talk about, which is operating cash flow less net capex. Capital expenditures are out of that, but acquisitions and dividends are not taken out of that number.

Thomas Ryan - CVS Corporation - Chairman, CEO

Yeah, one of the questions we always get around the cash flow issue, people think, well, if Caremark is driving the cash flow, obviously it's cash flow positive from the Caremark standpoint, but CVS standalone this year, 2007, will have $1 billion free cash flow. So, it's driven by both companies.

Unidentified Audience Member

[Inaudible] I'm curious, how do you feel like the selling season is going? How do you feel about SEP, and just comment on that?

Thomas Ryan - CVS Corporation - Chairman, CEO

One of the reasons that Mack and I announced this when we did was to get into the selling season. It seems like a long time ago when we announced it, but it probably wasn't the best time to announce. You had AWP out there, you had Wal-Mart $4 generics out there, and so everyone thought that we were announcing it in response to that and, in fact, it had nothing to do with any of those. We wanted to make sure we could get it as early as possible so we could get into the selling season.

I talked with Mack yesterday and we can't -- the prognosis is good around the selling season, that's all I can say. I don't think there's been a lot of damage. I would say there's probably some potential new clients that Caremark may have had a shot at that did not, but there's no guarantee you'd get those new clients. But I don't think there's any attrition risk, or the attrition risk is not more than it would be normally because of this deal, I'd put it like that. So, we feel pretty good.

I mean, most of the questions we've been getting from customers are around when can you start telling us about these products? When can we have them? When can we be a test case? When can we go to market together? So, it's more that and it's uncertainty. No one likes the uncertainty. They want to know who's their client service rep, they want to know the technology platform they're going to be serviced on, they want to know what the prices will be, what the formula, and if there's uncertainty in the market, that puts people -- makes people a little nervous. But the long and the short answer is we're in pretty good shape for the selling season.

Unidentified Audience Member

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Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

You did a good job breaking down the 800 million in terms of [inaudible] Can you do the same on the cost savings? And also, just as a second question, some of the major initiatives on the front end of the CVS stores going forward would be great.

Thomas Ryan - CVS Corporation - Chairman, CEO

Dave, do you want to do the cost savings?

Dave Rickard - CVS Corporation - EVP, CFO

Yeah. The vast majority of the cost savings are simply purchasing leverage that we get by simply buying at the better price. Whoever -- if Caremark had a better price of certain items, or we had a better price of certain items, just taking that difference times the quantity that we're going to be buying. And that was done -- because of the competitive nature of this transaction, we had to have that done by a third party, an economist who does this kind of work. But what that economist could not do is he could not take any credit for -- and so we have not taken any credit for the synergy value of combining these purchasing volumes.

In other words, we go to a vendor and we say look, I used to buy 100 of these from you, now I'm going to buy 150, can you sharpen your pencil? Very often they can. That is not in this number.

Now, on top of that, within the number, purchasing synergies, or most of it, there are some operational efficiencies that we expect to get as well, and there are certain natural redundancies in activities that you only need to do once. So, there are a few of those things. But the bulk of it is purchasing.

Thomas Ryan - CVS Corporation - Chairman, CEO

And I think just to add to that, I think what some of the market, or maybe some of our competitors were trying to distract from -- this is not just about PBM purchases. We have a retail business that has a fair amount of pharmacy purchases, so it's looking at both. Because this comment about how can you get these kind of synergies when you have a small PBM combined? Well, it's not just the PBM business, it's also our retail pharmacy purchases around both brand and generic.

The core business, you know, listen, retail is blocking and tackling. We get the core sales because we just keep grinding it out. We keep trying to improve our in stock. Our service levels from our warehouse are 97% in the front end and 98.5% in the pharmacy. It's the best year we've had. While we continue to improve turns, we're going to continue to improve private label products, we're going to continue to make ExtraCare easier. I'd like to get rid of those long receipts, and we're going to figure out a way we can do that because people will use it more. We're trying to get more out of each customer and increase our traffic in our core business.

And then on the pharmacy side, I think the real issue now is, okay, how do we go to market with this combined company? I can assure you we did not do this to have one big PBM and one big retailer. That's not the game here. The game here is to go together and change the market and be completely different, and go as a healthcare provider, things that we can provide that others can't. That's where we're focused on our core [inaudible].

Unidentified Audience Member

Yes, these are technical kinds of questions. I know that you have shareholder votes coming in at the end of this week. Do you have a sense of how the Caremark vote will go? I guess the CVS vote is sort of already known. And then what happens after that? What are the steps that follow, assuming that there is a success here?

Thomas Ryan - CVS Corporation - Chairman, CEO

Well, there's a lot of votes to be counted because of all the different color cards, as it were. And so the votes will be counted, then they will be certified after that. And then we will close shortly after that point. We're waiting for the white smoke. So, I don't know if legally I can say where we think it is, can I?

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FINAL TRANSCRIPT
Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

Dave Rickard - CVS Corporation - EVP, CFO

Well, you've got a positive -- you've got a positive [inaudible]

Thomas Ryan - CVS Corporation - Chairman, CEO

I think it's gray smoke now [laughter]. Two days ago it was black, or a week ago. So, I think -- we'll see what happens.

Unidentified Audience Member

[Inaudible - microphone inaccessible]

Thomas Ryan - CVS Corporation - Chairman, CEO

Operationally, we're one company when we close. We hit the ground running, we establish a board that's 50/50. All my direct reports -- all the senior management and all the officer team in both companies know who they're reporting to and what the responsibilities are. So, there's no -- you know, we're going to have to obviously handhold this a little bit, but people are excited.

These two groups have been working together for maybe two months, three months now, in this integration. So, I can tell you that we are very pleased with the management, the depth and the quality of the management that we've seen at Caremark, and so we're ready to go.

Unidentified Audience Member

You talked about the aftermath of this turbo-charging your stock. How do you reconcile that with the fact that PBM multiples have typically not been anywhere near what retail multiples have been, and how did that factor into your thinking, if at all?

Thomas Ryan - CVS Corporation - Chairman, CEO

PBM multiple being higher?

Unidentified Audience Member

Not generally, it depends.

Thomas Ryan - CVS Corporation - Chairman, CEO

Well, you see, I think they've historically been a little higher. Listen, you guys will figure out where the multiple comes out and what kind of company we are at some point. But we looked at this -- the first thing we looked at is what do our customers want? And when I say customers, I'm talking about walk-in customers and I'm talking about payers. We have two big customers. CVS has Lockheed Martin, CVS has DaimlerChrysler. You know what Caremark has, they have many more Fortune 100 companies than we have. So, those are huge clients and this is what they're asking for, and we feel that once we put this together, we look at our growth, we look at top line growth, we look at earnings growth, we look at our balance sheet, we look at cash flow, we think the stocks will reflect those results.

Unidentified Audience Member

Can you talk a little bit on the Sav-on/Osco stores, what you're seeing in terms of the competitive environment given that you're making a lot of changes to those stores, improving them, what's going on with the competitors?

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FINAL TRANSCRIPT
Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

Thomas Ryan - CVS Corporation - Chairman, CEO

The Sav-on/Osco stores were completely different acquisition than we had with Revco or Eckerd. Eckerd was obviously a turnaround. It was more Retail 101, get in there, do it right, because we had a name, obviously. And we're seeing enormous -- you know what we're seeing at the Eckerd stores, the Eckerd stores, the people who were billing north to south, now when they were Eckerd customers they used to come back and go wherever they went. Now they're coming back and going to CVS stores. So, we're seeing growth in our northern stores.

The Sav-on/Osco store is completely different, $8 billion average stores, doing a lot of scripts, higher volumes in California than the Chicago market. The Chicago market was, I think, some of the capital was sucked off by Jewel-Osco stores and they didn't put a lot into those stores. What we're seeing is, as I mentioned, they had a lot of general merchandise, a lot of liquor, a lot of food. We're trying to shift people away from that.

If you go into these stores, they're bigger stores, and it's disruptive when we do it, so sales die, okay? And when we do it, and they went down faster than they would at an Eckerd, because, one, they had more room to fall and, two, we're changing the whole look. Once we've completed it, front-end sales are back up, margins are better, and our prescription sales are starting to rise.

The issue we had in the Sav-on/Osco stores, what you didn't have in any other acquisitions that we've done is the Sav-on name and the Osco name remained in the market. There's no Eckerd stores in Florida and Texas anymore, but you have Jewel-Osco, you have Albertson's Sav-on, so the consumer -- we had to spend a lot of time with the consumer to say, listen, you're okay. The CVS stores, all of your prescriptions are going to be here, so there was a little bit of transferring back to the food stores. But we couldn't be happier where we are right now and we think it's going to continue to rise. And from a competitive standpoint, we haven't seen much change.

Unidentified Audience Member

I wonder if you could bring us up-to-date on how your pharmacies are faring against Wal-Mart pricing initiative in generics, and if you think that there are other strategies you could employ, or if you think Wal-Mart is going to change your pricing mechanism? Just sort of your take on the whole situation now that it's run its course at least for the moment?

Thomas Ryan - CVS Corporation - Chairman, CEO

Well, I think it was a price promotion, and I think it was directed at government officials and employees as much as it was to customers. And I think they did an unbelievably masterful job around PR. I mean, there wasn't an association meeting or a cocktail party or a neighbor's house that I didn't go to that I didn't hear about $4 generics. And when you think about it, most of those generics are old generics, and the Medicare Part D, most of the customers were paying $3, $4 and $5 anyway. We publicly said we've lost less than one script a week per store, and that trend has not increased. And it was more so in the Tampa market, where they initially did it.

Some states they wouldn't allow them to do it because it was essentially selling below cost. When you started selling something at $4, I mean -- these are not my numbers, these are the cost of dispensing numbers that were recently published, and cost of dispensing is anywhere nationally from $10 to $12.

So, I think they've gotten a pretty good run out of it. They're not obviously a stupid company, they're smart. They're going to think about the economics and the return on it, and I think they might -- I don't see them expanding it, but that's their call.

So, from our perspective, we haven't had any pushback from PBMs or payers. We continue to try to be the lowest net cost provider. All this issue here around transparency, it's all more form than substance. At the end of the day you have to tell the payer what they're going to pay on a per-member, per-month basis. They don't care where you're charging -- what you're charging for network fees, what you're getting for generics, just tell me how you're going to save me money, because that's what the benefit manager wants when you go into the payer.

Our generics are now 60% of our prescriptions. We obviously have an incentive around that. I think you'll see in this CVS/Caremark combination, there are preferred formularies. When a Caremark customer used to walk into a CVS store, our pharmacist had zero incentive, zero incentive to move them to a formulary -- a Caremark formulary. Now, they do have an incentive because we're one company. Because people ask me, why don't you just do a joint venture? Why don't you just do this? Why did you have to merge? You can't do joint ventures, they don't work.

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FINAL TRANSCRIPT
Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

They don't work from a governing standpoint, they don't work from an incentive standpoint, they don't work from a technology transfer standpoint. So, we think our incentives are aligned and we'll be able to continue to lower costs for the pair.

Unidentified Audience Member

When you look at the consolidated entity post-merger --

Thomas Ryan - CVS Corporation - Chairman, CEO

Where?

Unidentified Audience Member

Here. When you look at the consolidated entity post-merger on a [inaudible] over basis, what [inaudible] back of the operating margin versus stand-alone CVS?

Thomas Ryan - CVS Corporation - Chairman, CEO

Have we given that, operating margins versus stand-alone CVS?

Dave Rickard - CVS Corporation - EVP, CFO

But you can take the published data and just combine it and that will be roughly the territory we're in once we're past the initial startup.

Unidentified Audience Member

Roughly about 200 basis points difference. Would that be a fair number?

Dave Rickard - CVS Corporation - EVP, CFO

Well, do the combination. Just do the --

Thomas Ryan - CVS Corporation - Chairman, CEO

There's also a --

Dave Rickard - CVS Corporation - EVP, CFO

And there will be some elimination of sales because of inter-company activity, and you should take that into account if you're trying to do that.

Moderator

Maybe I'll throw one in here as we're trying to get the microphone back there. Medicaid costs may be going off the merger here. There was a letter that Congress sent over to the head of CMS saying that this is really going to hurt local pharmacies. I know there has been talk about the state dispensing fees going up. Where do we stand on all of this and what do you think -- what do you think the outcome is going to be?

Dave Rickard - CVS Corporation - EVP, CFO

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FINAL TRANSCRIPT
Mar. 13. 2007 / 10:40AM ET, CVS - CVS Corporation at 2007 Bank of America Consumer Conference

I think there will be some pressure to reduce reimbursement in the Medicaid program. I believe the Democrats will be -- I know the Democratic Congress is more favorable -- favorably disposed to retail pharmacies than the Republican Congress. We've worked together with the new leadership and they know how we helped out during Medicare Part D.

I mean, Medicare Part D, there was a lot on retail pharmacy. I'm not talking about CVS, I'm talking about pharmacists across the country, because seniors didn't know how to do it. This was a one-on-one deal, and the reason I got down with Bush touring our stores was not because he liked me or CVS. I mean, it was a play because of what we did with Medicare Part D. Unfortunately, the Republicans haven't followed that up and the Democrats have, so I think the letter that went is a way to say be careful on the cuts you make on retail pharmacies.

At the end of the day, retail pharmacy in general is still making 2% to 3% after tax. I think, having said that, there will be some cuts and there will be the cost of study -- the cost of dispensing study I mentioned earlier at $10 to $12 is something that the states are using.

I will say this to full disclosure, the states aren't rushing to raise our dispensing fees. I mean, they've got their own challenges. Every state has fiscal challenges, but they also understand that they just can't drastically cut product costs and not do something in dispensing fees because it just won't work and we're not going to be able to serve their population.

Our Medicaid business is now, what --

Thomas Ryan - CVS Corporation - Chairman, CEO

Eight percent.

Dave Rickard - CVS Corporation - EVP, CFO

-- 8% of our total business.

Moderator

I actually think we're done. I'd like to thank CVS once again for coming.

Thomas Ryan - CVS Corporation - Chairman, CEO

Thanks a lot. Appreciate it.

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Certain Information Regarding the Tender Offer After Closing of the Merger

The information in this document describing CVS’ planned tender offer following closing of the CVS/Caremark merger is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CVS/Caremark’s common stock in the tender offer. The tender offer will be made only pursuant to the Offer to Purchase and the related materials that CVS/Caremark will distribute to its shareholders and only if the CVS/Caremark merger is consummated. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the CVS/Caremark merger, shareholders of CVS/Caremark will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CVS/Caremark will be filing with the Securities and Exchange Commission from the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502 when these documents become available. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.